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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                  Commission File Number 0-13022

                          NOTIFICATION OF LATE FILING


                                  (Check One):
[X] Form 10-K    [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

                      For the Period Ended: June 30, 1998

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                                          INTELLICORP, INC.
Former name if applicable                                        Not Applicable
Address of principal executive office (Street and number)        1975 El Camino Real West
City, state and zip code                                         Mountain View, California 94040

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K,, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X]       filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
          Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     During the fiscal period ended March 31, 1998, Registrant was involved in a transaction resulting in the acquisition of certain assets by Registrant. The Registrant has been in discussions with the Securities and Exchange Commission staff regarding the amounts allocated to in process research and development in connection with this acquisition. This has caused unavoidable delays in the completion of Registrant's financial statements and related disclosure to be included in its 10-K Annual Report to ensure the appropriate accounting treatment for such acquisition. Registrant anticipates that preparation of such financial statements and related disclosure can be completed, and such Quarterly Report will be finalized and filed, within 15 days after September 28, 1998.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Kenneth A. Czaja                      (650)                        965-5500
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    (Name)                         (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                          [X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                             [ ]          [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               INTELLICORP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 1998              By /s/ Kenneth A. Czaja
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                                          Vice President Finance and
                                          Chief Financial Officer

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